EXHIBIT 2
                                                                       ---------













                                       COMPTON PETROLEUM CORPORATION
                                       CONSOLIDATED FINANCIAL STATEMENTS
                                       December 31, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Compton Petroleum Corporation


We have audited the consolidated balance sheets of Compton Petroleum Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flow for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2003 in accordance with accounting principles generally accepted in Canada.



Calgary, Alberta                                (SIGNED)  "GRANT  THORNTON LLP"
Canada
April 19, 2004                                  Chartered Accountants



COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the consolidated financial statements. Also, in the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a restatement of the Company's historical financial statements, such as correction of an error in application of accounting principle described in Note 18(f) to the consolidated financial statements. Our report to the shareholders dated April 19, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles and correction of an error in the Auditors' Report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.


Calgary, Alberta                                (SIGNED)  "GRANT  THORNTON LLP"
Canada
April 19, 2004                                  Chartered Accountants

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31,                                       2003               2002
------------------------------------------     ---------------------------------
(thousands of dollars)                                         (restated Note 2)

 ASSETS

Current
   Cash                                        $    15,548        $    14,725
   Accounts receivable and other                    97,283             80,689
                                               -----------        -----------

                                                   112,831             95,414
Deferred financing charges                          11,432             13,444
Property and equipment (Note 5)                    940,057            715,001
                                               -----------        -----------

                                               $ 1,064,320        $   823,859
                                               ===========        ===========

LIABILITIES

Current
   Bank debt (Note 6)                          $   164,500        $    40,000
   Accounts payable                                 85,730             62,059
   Taxes payable                                     2,757              1,216
                                               -----------        -----------

                                                   252,987            103,275
Senior term notes (Note 7)                         213,246            260,634
Asset retirement obligations (Note 8)               17,329             17,335
Other liabilities (Note 12)                            155                126
Future income taxes (Note 13)                      223,807            202,371
                                               -----------        -----------

                                                   707,524            583,741
                                               -----------        -----------

NON-CONTROLLING INTEREST (Note 4)                     (110)                --
                                               -----------        -----------

SHAREHOLDERS' EQUITY

Capital stock (Note 9)                             131,577            128,079
Contributed surplus (Note 2c)                          760                 --
Retained earnings                                  224,569            112,039
                                               -----------        -----------

                                                   356,906            240,118
                                               -----------        -----------

                                               $ 1,064,320        $   823,859
                                               ===========        ===========

Commitments and contingencies (Note 16)

Subsequent event (Note 17)


On behalf of the Board

/s/ Mel Belich                                  /s/ Irvine Koop
-------------------------------                 --------------------------------
Director                                        Director

        See accompanying notes to the consolidated financial statements.

===============================================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31,                                     2003                2002               2001
----------------------------------------------------      -----------------------------------------------------
(thousands of dollars, except per share data)                             (restated Note 2)   (restated Note 2)

REVENUE
  Oil and natural gas revenues                            $ 334,693           $ 219,787           $ 244,970
  Royalties                                                 (82,566)            (47,497)            (55,919)
                                                          ---------           ---------           ---------
                                                            252,127             172,290             189,051
                                                          ---------           ---------           ---------

EXPENSES
  Operating                                                  51,988              45,546              40,222
  General and administrative                                 12,206               9,845               6,582
  Interest, net                                              29,230              20,130              12,863
  Depletion and depreciation                                 61,749              55,473              50,283
  Accretion of asset retirement obligations (Note 8)          1,436               1,241               1,085
  Foreign exchange (gain) loss                              (47,368)              1,583                  --
  Stock-based compensation (Note 10)                            793                 190                (280)
                                                          ---------           ---------           ---------
                                                            110,034             134,008             110,755
                                                          ---------           ---------           ---------

EARNINGS BEFORE TAXES AND NON-CONTROLLING INTEREST          142,093              38,282              78,296
                                                          ---------           ---------           ---------

TAXES  (Note 13)
  Current                                                     3,282               1,428               1,330
  Future                                                     20,041              18,542              21,951
                                                          ---------           ---------           ---------
                                                             23,323              19,970              23,281
                                                          ---------           ---------           ---------

EARNINGS BEFORE NON-CONTROLLING INTEREST                    118,770              18,312              55,015

Non-controlling interest (Note 4)                              (110)                 --                  --
                                                          ---------           ---------           ---------

NET EARNINGS                                              $ 118,880           $  18,312           $  55,015
                                                          =========           =========           =========

EARNINGS PER SHARE (Note 11)
  Basic                                                   $    1.02           $    0.16           $    0.50
                                                          =========           =========           =========

  Diluted                                                 $    0.97           $    0.16           $    0.48
                                                          =========           =========           =========

        See accompanying notes to the consolidated financial statements.



=====================================================================================================================
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Years ended December 31,                                      2003                 2002                   2001
-----------------------------------------------------      ----------------------------------------------------------
(thousands of dollars)                                                       (restated Note 2)      (restated Note 2)

RETAINED EARNINGS, as previously reported                  $ 117,720             $ 101,288             $  63,324
Change in accounting policies
   Asset retirement obligations (Note 2a)                     (5,681)               (5,195)               (4,574)
   Stock-based compensation (Note 2c)                             --                    --                (3,585)
                                                           ---------             ---------             ---------

RETAINED EARNINGS, as restated                               112,039                96,093                55,165
Net earnings                                                 118,880                18,312                55,015
Premium on redemption of shares (Note 9b)                     (6,350)               (2,366)              (14,087)
                                                           ---------             ---------             ---------

RETAINED EARNINGS, end of year                             $ 224,569             $ 112,039             $  96,093
                                                           =========             =========             =========


        See accompanying notes to the consolidated financial statements.

=====================================================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31,                                            2003                2002               2001
-----------------------------------------------------------      ----------------------------------------------------
(thousands of dollars)                                                          (restated Note 2)   (restated Note 2)

OPERATING ACTIVITIES
  Net earnings                                                   $ 118,880           $  18,312           $  55,015
  Amortization of deferred charges                                   2,144               1,367                  --
  Depletion and depreciation                                        61,749              55,473              50,283
  Accretion of asset retirement obligations                          1,436               1,241               1,085
  Unrealized foreign exchange (gain) loss (Note 7)                 (47,388)              1,583                  --
  Stock-based compensation                                             760                  --                  --
  Future income taxes                                               20,041              18,542              21,951
  Pension expense                                                       64                  --                  --
  Asset retirement expenditures                                     (2,683)               (446)               (473)
  Non-controlling interest                                            (110)                 --                  --
                                                                 ---------           ---------           ---------

  Cash flow from operations                                        154,893              96,072             127,861
  Change in non-cash working capital (Note 15)                       1,354              (4,843)             (7,266)
                                                                 ---------           ---------           ---------

                                                                   156,247              91,229             120,595
                                                                 ---------           ---------           ---------
FINANCING ACTIVITIES
  Issuance (repayment) of bank debt                                124,500            (190,000)             36,304
  Capital lease obligations                                            (36)               (323)                (38)
  Issuance of senior notes                                              --             259,050                  --
  Deferred financing charges                                          (128)            (14,810)                 --
  Proceeds from share issuances, net                                 6,400              18,177              41,558
  Redemption of common shares                                       (7,942)             (3,026)            (17,774)
  Change in non-cash working capital (Note 15)                      (1,387)              3,514                  --
                                                                 ---------           ---------           ---------

                                                                   121,407              72,582              60,050
                                                                 ---------           ---------           ---------

INVESTING ACTIVITIES
  Property and equipment additions                                (222,055)           (127,993)           (147,993)
  Corporate acquisitions (Note 3)                                       --                  --             (29,669)
  Property acquisitions                                            (65,622)            (44,857)            (18,974)
  Property dispositions                                              2,194              17,700               8,731
  Change in non-cash working capital (Note 15)                       8,652               1,012              12,312
                                                                 ---------           ---------           ---------

                                                                  (276,831)           (154,138)           (175,593)
                                                                 ---------           ---------           ---------

CHANGE IN CASH                                                         823               9,673               5,052

CASH, beginning of year                                             14,725               5,052                  --
                                                                 ---------           ---------           ---------

CASH, end of year                                                $  15,548           $  14,725           $   5,052
                                                                 =========           =========           =========


        See accompanying notes to the consolidated financial statements.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged primarily in the exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

a)    BASIS OF PRESENTATION

      The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below. Information prepared in accordance with accounting principles generally accepted in the United States is included in Note 18.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from their respective dates of acquisition. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with the accounting policy outlined in Note 2(e).

b)    MEASUREMENT UNCERTAINTY

      The timely preparation of financial statements requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

      Amounts recorded for depletion and depreciation, asset retirement obligations and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves. By their nature, these estimates of reserves, costs and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

c)    PROPERTY AND EQUIPMENT

      i)    Capitalized costs

            The Company follows the full cost method of accounting for its petroleum and natural gas operations as determined by the Canadian Institute of Chartered Accounts ("CICA"), Accounting Guideline 16 ("AcG-16"). Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities and asset retirement costs. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      ii)   Depletion and depreciation

            Depletion and depreciation of property and equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Estimated future costs to be incurred in developing proved reserves are included in costs subject to depletion. For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

            Depreciation of certain midstream facilities are provided for on a straight line basis over 30 years.

            Depreciation of office equipment is provided for on a declining-balance basis at 20% per annum.

      iii)  Impairment test

            At each reporting period the Company performs an impairment test to determine the recoverability of capitalized costs associated with reserves. An impairment loss is recognized in net earnings when the carrying amount of a cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

      iv)   Asset retirement obligations

            The Company recognizes the fair value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those for which a company faces a legal obligation to retire tangible long-lived assets such as well sites, pipelines and facilities. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion to the asset retirement obligations in the consolidated statement of earnings. Actual expenditures incurred are charged against the accumulated obligations.

            The asset retirement cost, equal to the estimated fair value of the retirement obligations, is capitalized as part of the cost of the related long-lived asset. Asset retirement costs are amortized using the unit-of-production method and are included in depletion and depreciation in the consolidated statement of earnings.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d)    FINANCIAL INSTRUMENTS

      Financial instruments consist mainly of accounts receivable and other, accounts payable and long-term debt. There are no significant differences between the carrying value of these financial instruments and their estimated fair value except as disclosed in Note 14(e).

      The Company uses financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates and interest rates, as described in Note 14. Hedge accounting is used when there is a high degree of correlation between price movements in the financial instrument and the item designated as being hedged. Gains and losses are recognized in the same period as the hedged item. If correlation ceases, hedge accounting is terminated and future changes in the market value of the financial instrument are recognized as gains or losses in the period.

e)    JOINT OPERATIONS

      Certain petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

f)    FLOW-THROUGH SHARES

      Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The liability for future income taxes is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders at the time the resource expenditure deductions are renounced.

g)    EARNINGS PER SHARE AMOUNTS

      Basic net earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to the potential dilution that would occur if stock options were exercised. The treasury stock method is used to determine the dilutive effect of stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market rate for the period.

h)    INCOME TAXES

      Income taxes are recorded using the liability method of accounting. Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Changes in current income tax rates are reflected in the liability for future income taxes in the period the change occurs.

i)    REVENUE RECOGNITION

      Revenue associated with the production and sales of crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Revenue associated with the processing of natural gas and natural gas liquids are recognized in earnings in the same period as when the products are shipped and the purchaser has taken possession of the commodity. Other revenue is recognized in the period that the service is provided to the customer.

j)    STOCK-BASED COMPENSATION PLAN

      The Company has a stock-based compensation plan which includes stock options and an employee stock savings plan.

      The Company uses the fair-value method of accounting for stock options granted to employees and directors after January 1, 2003. Compensation costs are recognized over the vesting period. Fair values are determined using the Black-Scholes option pricing model. The Company used the intrinsic value method of accounting for stock options granted to employees before January 1, 2003.

      The Company matches employee contributions to the stock savings plan and these cash payments are recorded as compensation expense.

k)    DEFERRED FINANCING CHARGES

      Financing costs related to the issuance of the senior term notes have been deferred and are amortized over the term of the respective senior term notes on a straight-line basis.

l)    FOREIGN CURRENCY TRANSLATION

      Long-term debt payable in U.S. dollars is translated into Canadian dollars at the period-end exchange rate, with any resulting adjustment recorded in the consolidated statement of earnings.

m)    DIVIDEND POLICY

      The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

n)    DEFINED BENEFIT PENSION PLAN

      The Company accrues for its obligations under its defined benefit pension plan and the related costs, net of plan assets. The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of any significant actuarial gains or losses. Actuarial evaluations are required every three years, the most recent being January 1, 2003.

      The Company has early adopted the amendments made to note disclosure requirements in the CICA Handbook section 3461, "Employee Future Benefits".

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o)    COMPARATIVE AMOUNTS

      Certain comparative amounts have been reclassified to conform with current year presentation.

2.    CHANGES IN ACCOUNTING POLICIES

a)    ASSET RETIREMENT OBLIGATIONS

      During the fourth quarter of 2003, the Company retroactively early adopted the Canadian accounting standard as outlined in CICA Handbook section 3110, "Asset Retirement Obligations". The Company previously estimated costs of site restoration and abandonment and recognized them in earnings on a unit-of-production basis with a corresponding liability on the balance sheet. With the adoption of the new accounting standard, all prior periods have been restated. The following table summarizes the effects of this change in accounting policy.

                                                                           CHANGE, increase (decrease)
                                                              ------------------------------------------------------
        Years ended December 31,                                   2003                  2002              2001
        ------------------------------------------------      ----------------     ---------------    --------------
                                                                                      (millions)
        Assets
          Property and equipment                             $         7.1         $         6.6       $       6.6
        Liabilities
          Asset retirement obligations                       $        17.3         $        17.3       $      16.0
          Future income taxes                                $        (3.1)        $        (2.8)      $      (2.6)
          Future site restoration                            $        (0.7)        $        (2.2)      $      (1.6)
        Shareholders' equity
          Retained earnings                                  $        (5.7)        $        (5.2)      $      (4.6)
        Net earnings                                         $        (0.7)        $        (0.5)      $      (0.6)


      Earnings per share, both on a basic and diluted basis, are reduced by less than $0.01 per share in each of the three years.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


2.    CHANGES IN ACCOUNTING POLICIES (CONTINUED)

b)    FULL COST ACCOUNTING

      During the fourth quarter of 2003 the Company early adopted CICA Accounting Guideline 16 "Oil and Gas Accounting - Full Cost". The new guideline modifies the way the impairment test is performed and requires costs centres be tested for recoverability using undiscounted future cash flows from proved reserves plus the cost of undeveloped properties. When the carrying amount of the asset is not recoverable, the asset would be written down to its fair value. Fair value is determined to be discounted cash flow plus undeveloped properties. Discounted cash flow is calculated using a present value technique that incorporates proved plus probable reserves, prices that are consistent with those used by the Company in developing other corporate information and a risk free interest rate.

      There is no impact on the carrying value of the Company's assets as a result of applying the new guideline.

c)    STOCK-BASED COMPENSATION

      During the fourth quarter of 2003, the Company early adopted the new Canadian accounting standard as outlined in CICA Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments". The new section requires the use of the fair-value method of accounting for the stock options granted to employees and directors. As allowed by section 3870, this policy has been adopted prospectively and prior years have not been restated. The Company records a stock based compensation expense in the consolidated statement of earnings for all options granted on or after January 1, 2003, with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. The Company recognized $0.8 million of compensation expense and contributed surplus for options granted during 2003. For options granted from January 1, 2001 to December 31, 2002, the Company continues to disclose the pro-forma earnings impact of related stock-based compensation expense (see Note 10(a)).

      During the fourth quarter of 2001, the Company early adopted the recommendations of the CICA with respect to accounting for stock-based compensation. The Company adopted this accounting policy retroactively, without restating the consolidated financial statements of prior periods. Effective January 1, 2001, the Company recorded a reduction in retained earnings of $3.6 million, an increase in accounts payable of $6.2 million and a decrease in future income tax liability of $2.6 million.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


2.    CHANGES IN ACCOUNTING POLICIES (CONTINUED)

d)    IMPAIRMENT OF LONG-LIVED ASSETS

      During the fourth quarter of 2003, the Company early adopted the standards outlined in the CICA Handbook section 3063, "Impairment of Long-Lived Assets" which establishes standards for the recognition, measurement and disclosure of any impairment of long-lived assets comprised of MPP assets and office equipment. An impairment is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company estimates fair value based upon current prices for similar assets. The accounting policy has been adopted prospectively and has no impact on these consolidated financial statements.

e)    VARIABLE INTEREST ENTITIES

      In December 2003, the Financial Accounting Standards Board ("FASB") in the United States issued Interpretation 46 (revised December 2003) "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46R"). The standard requires that variable interest entities be consolidated by their primary beneficiary. The standard is effective for the first period ending after December 15, 2003. In Canada, the Accounting Standards Board ("AcSB") issued a draft guideline proposing amendments to Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" which is expected to be substantially in accordance with the United States standard. Once finalized, the amendments would harmonize the guideline with the corresponding United States standard. The amended guideline remains effective for annual and interim periods beginning on or after November 1, 2004.

      The Company adopted the provisions of FIN 46R as of December 31, 2003. The effects of adopting FIN 46R on the consolidated financial statements are summarized in Note 4.

f)    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      During 2003, the CICA modified Accounting Guideline 13 ("AcG-13") "Hedging Relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA amended EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify for hedge accounting or are not designated as hedges, be recorded in the balance sheet as either an asset or liability with changes in fair value recognized in earnings. For 2004, the Company has elected not to designate any of its current risk management activities as accounting hedges under AcG-13 and will account for all derivatives using the mark-to-market accounting method. The impact on the Company's financial statements at January 1, 2004 is an increase in liabilities of $10.9 million and a deferred loss of $10.9 million which will be recognized as these contracts expire.

3.    ACQUISITION

Effective July 16, 2001, the Company acquired all of the issued and outstanding shares of Hornet Energy Ltd. ("Hornet"), a public company involved in the exploration, development and production of oil and natural gas primarily in southern Alberta. The acquisition has been accounted for by the purchase method of accounting and the consolidated financial statements include the results of operations from date of acquisition. The fair value of the assets acquired is as follows:

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


3.    ACQUISITION (CONTINUED)

As at July 16,                                                      2001
--------------------------------------------------             -----------
NET ASSETS ACQUIRED
    Petroleum and natural gas properties                       $    54,276
    Future income taxes                                            (12,236)
                                                               -----------
                                                                    42,040
    Working capital deficiency                                      (2,051)
    Long-term debt                                                 (10,320)
                                                               -----------
                                                               $    29,669
                                                               ===========
CONSIDERATION
    Cash                                                       $    29,134
    Transaction costs                                                  535
                                                               -----------
                                                               $    29,669
                                                               ===========


The following table reflects unaudited pro-forma combined results of operations of the Company and the above acquisition on the basis that the acquisition had taken place at the beginning of the fiscal years presented:

Year ended December 31,                                             2001
--------------------------------------------------             -----------

Revenue, net of royalties                                      $   195,593
Net earnings                                                        51,490
Earnings per share
     Basic                                                     $      0.47
     Diluted                                                          0.45


4.    SEGMENTED INFORMATION

In June of 2003, Mazeppa Processing Partnership ("MPP"), a limited partnership organized under the laws of the province of Alberta, acquired certain midstream assets from an independent third party. The assets consist of major natural gas gathering and processing facilities in southern Alberta. The Company has minimal equity ownership in MPP. However, in its capacity as general partner, the Company has control of MPP and manages the activities of the partnership and processes a significant portion of its production in southern Alberta through the facilities. Therefore the Company is considered to be the primary beneficiary of MPP's operations and the consolidated financial statements of the Company include the accounts of MPP in accordance with the accounting policy outlined in Note 2(e).

The operations of MPP are considered to be a business segment separate and distinct from the Company's exploration, exploitation, development and production activities ("E&P activities"). Information relating to the two business segments is summarized below and inter-company transactions are eliminated on consolidation as indicated.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


4.    SEGMENTED INFORMATION (CONTINUED)

                                                         E&P                               INTER-
Year ended December 31, 2003                          ACTIVITIES           MPP             COMPANY           TOTAL
------------------------------------------            -----------      ------------      ------------      -----------
Oil and natural gas revenues                          $  332,759       $     8,114       $   (6,180)       $  334,693
Royalties                                                (82,566)               --               --           (82,566)
                                                      -----------      ------------      ------------      -----------
                                                         250,193             8,114           (6,180)          252,127
                                                      -----------      ------------      ------------      -----------

Operating                                                 52,733             5,299           (6,044)           51,988
General and administrative                                11,992               350             (136)           12,206
Interest, net                                             27,788             1,442               --            29,230
Depletion and depreciation                                60,631             1,118               --            61,749
Accretion of asset retirement obligations                  1,421                15               --             1,436
Foreign exchange (gain)                                  (47,368)               --               --           (47,368)
Stock-based compensation                                     793                --               --               793
                                                      -----------      ------------      -----------      -----------
                                                         107,990             8,224           (6,180)          110,034
                                                      -----------      ------------      -----------      -----------

Earnings before taxes and non-controlling                142,203              (110)              --           142,093
interest

Taxes                                                     23,323                --               --            23,323

Non-controlling interest                                      --                --             (110)             (110)
                                                      -----------      ------------      ------------      -----------

Net earnings (loss)                                   $  118,880       $      (110)      $      110           118,880
                                                      ===========      ============      ============      ===========

Earnings (losses) from the operations of MPP are attributable to the Limited
Partner and are charged to non-controlling interest on the consolidated balance sheet.

CAPITAL EXPENDITURES

                                                       E&P
Year ended December 31, 2003                        ACTIVITIES                  MPP                  TOTAL
------------------------------------------         -------------          ------------            ------------
Property and equipment additions                     $ 208,392               $  13,663              $ 222,055
Property acquisitions                                   13,418                  52,204                 65,622
Property dispositions                                   (2,194)                     --                 (2,194)
                                                     ---------               ---------              ---------

                                                     $ 219,616               $  65,867              $ 285,483
                                                    ==========              ==========             ==========

Property and equipment and total assets                                     PROPERTY
                                                                               AND
For the year ended December 31, 2003                                        EQUIPMENT             TOTAL ASSETS
------------------------------------------                                -------------           --------------
E&P activities                                                            $   874,982              $ 1,062,228
MPP                                                                            65,075                   70,223
Inter-company elimination                                                          --                  (68,131)
                                                                          -----------              -----------

                                                                          $   940,057              $ 1,064,320
                                                                          ===========              ===========

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


4.    SEGMENTED INFORMATION (CONTINUED)

The Company has advanced funds to MPP necessary to acquire the midstream assets, expand the facilities and fund ongoing operations. The inter-company elimination of total assets noted above relates to an inter-company receivable/payable in respect to these amounts. MPP is currently in the process of securing alternative funding, the proceeds of which will be used to repay funds advanced by the Company.

5.     PROPERTY AND EQUIPMENT

AS AT DECEMBER 31,                               2003                                               2002
---------------------------------------------------------------------------    -----------------------------------------------
                                               ACCUMULATED                                      Accumulated
                                             DEPLETION AND                                     depletion and
                                COST          DEPRECIATION         NET            Cost          depreciation         Net
                             ------------    ---------------    -----------    -----------     --------------    -------------
Exploration and
development costs            $   931,970     $    (212,223)     $  719,747     $  758,716      $   (158,581)    $     600,135

Production equipment
and processing
facilities                       231,918           (21,411)        210,507        120,537           (14,725)          105,812

Future asset
retirement costs                  10,557            (3,422)          7,135          9,315            (2,729)            6,586

Office equipment                   5,143            (2,475)          2,668          4,216            (1,748)            2,468
                             ------------    ---------------    -----------    -----------     --------------    -------------

                             $ 1,179,588     $    (239,531)     $  940,057     $  892,784      $   (177,783)     $    715,001
                             ============    ===============    ===========    ===========     ==============    =============

Employee salaries of $3.3 million (2002 - $2.7 million; 2001 - $2.5 million) directly related to exploration and development activities are capitalized. No general and administrative expenses are capitalized.

Future capital expenditures of $62.4 million (2002 - $37.5 million; 2001 - $33.0 million), as estimated by independent engineers, relating to the development of proved reserves have been included in costs subject to depletion. Undeveloped properties with a cost at December 31, 2003 of $161.9 million (2002 - $155.0 million; 2001 - $161.0 million), included in exploration and development costs, have not been subject to depletion.

The prices used in the impairment test evaluation of the Company's natural gas, crude oil and natural gas liquids reserves were:

     AS AT DECEMBER 31,          NATURAL GAS          OIL              NGL
                                 -------------   -------------    -------------
                                  $ per mcf       $ per bbl        $ per bbl

    2004                       $         6.13  $        37.99  $         31.54
    2005                       $         5.48  $        34.24  $         26.69
    2006                       $         4.90  $        32.87  $         25.16
    2007                       $         5.03  $        33.37  $         24.61
    2008                       $         5.12  $        33.87  $         25.40

    % increase thereafter                 1.5             1.5              1.5

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
--------------------------------------------------------------------------------


December 31, 2003

6.    CREDIT FACILITIES

As at December 31,                                          2003          2002
-----------------------------------------------           ---------    ---------

Authorized
     Extendible revolving credit facility                 $175,000      $158,000
     Working capital facility                               10,000        10,000
                                                          ========      ========

     Total                                                $185,000      $168,000
                                                          ========      ========

Utilized                                                  $164,500      $ 40,000
                                                          ========      ========

As of July 7, 2003, the Company had a net borrowing base of $240.0 million as determined by the Company's Canadian banking syndicate and arranged authorized syndicated senior credit facilities, in the amount of $185.0 million (2002 - $168.0 million). The senior credit facilities consist of a $175.0 million (2002
- $158.0 million) extendible revolving credit facility and a $10 million (2002 - $10 million) working capital facility. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin, currently set at 0.70%, 1.70% and 1.70%, respectively. Margins are determined based on the ratio of total consolidated debt to cash flow. Subsequent to December 31, 2003, the authorized credit facilities were increased to $215.0 million. These facilities mature on July 7, 2004.

The credit facilities are secured by a first fixed and floating charge debenture in the amount of $325.0 million covering all the Company's assets and undertakings.

7.     SENIOR TERM NOTES

As at December 31,                                         2003           2002
----------------------------------------------          ----------     ---------
Senior term notes (U.S. $165.0 million)
   Proceeds on issuance                                 $ 259,051      $ 259,051
   Unrealized foreign exchange (gain) loss                (45,805)         1,583
                                                        ---------      ---------

                                                        $ 213,246      $ 260,634
                                                        =========      =========

On May 8, 2002, the Company completed an offering of U.S. $165.0 million senior notes bearing interest at 9.9 percent with principal repayable on May 15, 2009. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2002. These senior notes are unsecured and are subordinated to the Company's bank credit facilities.

Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%. This arrangement resulted in an effective interest rate of 7.85% during the year ended December 31, 2003 (2002 - 7.65%).

Interest incurred on senior term notes was $20.3 million for year ended December 31, 2003 (2002 - $12.9 million).

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


8.    ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

As at December 31,                                         2003           2002
-------------------------------------------------        --------      ---------

Asset retirement obligations, beginning of year          $ 17,335      $ 16,010
Liabilities incurred                                        1,241           530
Liabilities settled                                        (2,683)         (446)
Accretion expense                                           1,436         1,241
                                                         --------      --------

Asset retirement obligations, end of year                $ 17,329      $ 17,335
                                                         ========      ========

The total undiscounted amount of estimated cash flows required to settle the obligations is $135.1 million (2002 - $103.9 million), which has been discounted using a credit-adjusted risk free rate of 10.6%. The majority of these obligations are not expected to be settled for years, or decades, in the future and will be funded from general Company resources at the time of retirement and removal.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


9.    CAPITAL STOCK

a)    AUTHORIZED
        Unlimited number of common shares
        Unlimited number of preferred shares, issuable in series

b)    ISSUED AND OUTSTANDING

As at December 31,                                  2003                            2002                          2001
------------------------------            ------------------------      ------------------------      ------------------------
                                           NUMBER OF                    Number of                     Number of
                                            SHARES         AMOUNT         shares         Amount        shares          Amount
                                            (000's)                       (000's)                       (000's)
                                          ---------      ---------      ---------      ---------      ---------      ---------
Common shares outstanding,
  beginning of year                         116,271      $ 128,079        113,105      $ 116,572        108,784      $  94,472
  Shares issued for cash, net                   587          2,712          3,085          9,711          7,346         22,964
  Shares issued for property                     15             81            350          1,225            242          1,285
  Shares issued for cash on
    exercise of warrants                         --             --             --             --            625          1,095
  Shares issued under
    option plan                                 913          2,296            527          1,397            314            443
  Shares repurchased                         (1,363)        (1,591)          (796)          (826)        (4,206)        (3,687)
                                          ---------      ---------      ---------      ---------      ---------      ---------

Common shares outstanding,
  end of year                               116,423      $ 131,577        116,271      $ 128,079        113,105      $ 116,572
                                          =========      =========      =========      =========      =========      =========

      Common shares issued for cash were issued on a flow-through basis for income tax purposes. Under the terms of the current year flow-through agreement, the Company is required to expend $4.2 million on qualifying oil and natural gas expenditures prior to December 31, 2004, none of which has been incurred as of December 31, 2003.

      Effective March 10, 2003, the Company received approval from the Toronto Stock Exchange for a Normal Course Issuer Bid (the "Bid"). Under the Bid, the Company could purchase for cancellation up to 5,000,000 of its common shares, representing 4.3% of the 116,564,587 common shares outstanding as of March 4, 2003. The Bid expired on March 10, 2004 and was subsequently renewed.

      During the year, the Company purchased for cancellation 1,363,401 common shares at an average price of $5.83 per share (2002 - 796,200 shares at an average price of $3.80 per share; 2001 - 4,206,000 shares at an average price of $4.23 per share), pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


9.    CAPITAL STOCK (CONTINUED)

c)    SHAREHOLDER RIGHTS PLAN

      The Company has a shareholder rights plan to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Company.

      Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20% or more of the Company's shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder to acquire, at the exercise price of $50.00, such number of common shares as have a market value equal to twice the exercise price.

10.   STOCK-BASED COMPENSATION PLANS

a)    STOCK OPTION PLAN

The Company has a stock option plan, for directors, officers and employees. The exercise price of each option equals the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceeding the date on which the option is granted. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

As at December 31,                            2003                                    2002
-------------------------        -------------------------------       --------------------------------
                                                      WEIGHTED                                Weighted
                                                       AVERAGE                                 average
                                                      EXERCISE                                exercise
                                  STOCK OPTIONS          PRICE         Stock Options             price
                                 ---------------    ------------       --------------      ------------
  Outstanding, beginning
   of year                         10,356,528          $   2.21           9,829,334           $   2.03
Granted                             1,503,100          $   5.18           1,669,570           $   4.00
Exercised                            (912,621)         $   2.52            (526,506)          $   2.65
Forfeited                            (275,100)         $   4.63            (615,870)          $   3.83
                                 ---------------    ------------       --------------      ------------

Outstanding, end of year           10,671,907          $   2.54          10,356,528           $   2.21
                                 ---------------    ------------       --------------      ------------


Exercisable, end of year            7,762,977          $   1.77           7,691,288           $   1.63
                                 ===============    ============       ==============      ============

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


10.   STOCK-BASED COMPENSATION PLANS (CONTINUED)

The range of exercise prices of stock options outstanding and exercisable is as follows:

                                               Outstanding Options                           Exercisable Options
                                --------------------------------------------------     --------------------------------
                                                     Weighted
                                                     average           Weighted                             Weighted
                                 Number of          remaining          average           Number of           average
As at December 31, 2003           options          contractual         exercise           options           exercise
RANGE OF EXERCISE PRICES        outstanding        life (years)         price           outstanding           price
------------------------        -------------     ---------------    -------------     --------------      ------------
$0.60 - $1.25                      4,070,000           2.91             $0.75              4,070,000          $0.75
$1.45 - $2.30                      1,506,667           5.79             $1.94              1,506,667          $1.94
$2.98 - $3.50                      1,115,315           6.08             $3.03              1,040,815          $3.03
$3.80 - $4.60                      2,814,325           7.97             $4.07              1,144,870          $4.05
$4.75 - $6.17                      1,165,600           6.84             $5.39                    625          $4.85
                                -------------                        -------------     --------------      ------------

                                  10,671,907                            $2.54              7,762,977          $1.77
                                =============                        =============     ==============      ============

As described in Note 2(c), the Company recorded stock-based compensation expense in the consolidated statement of earnings, for stock options granted after January 1, 2003 to employees and directors, using the fair-value method. Options granted prior to January 1, 2003 are accounted for using the intrinsic value method. If the Company had applied the fair-value method to options granted prior to 2003 consistent with methodology prescribed by the CICA Handbook section 3870, the Company's pro-forma net earnings and net earnings per share would have been as indicated below:

Years ended December 31,                                         2003               2002                2001
------------------------------------------               ---------------     ------------     --------------
Net earnings
     As reported                                         $      118,880     $     18,312     $       55,015
     Less fair value of stock options                            (2,317)          (3,317)            (3,618)
                                                          --------------     ------------     --------------

     Pro-forma                                           $      116,563     $     14,995     $       51,397
                                                          ==============     ============     ==============

Net earnings per common share - basic
     As reported                                         $         1.02     $       0.16     $         0.50
     Pro-forma                                           $         1.00     $       0.13     $         0.47

Net earnings per common share - diluted
     As reported                                         $         0.97     $       0.16     $         0.48
     Pro-forma                                           $         0.95     $       0.13     $         0.45


================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


10.   STOCK-BASED COMPENSATION PLANS (CONTINUED)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Years ended December 31,                                  2003       2002       2001
----------------------------------------------       ---------    --------   ---------
Weighted average fair value of options granted       $    3.01    $   3.00   $    2.52
Risk-free interest rate                                    4.3%        5.2%        5.4%
Expected lives (years)                                     6.1        10.0        10.0
Expected volatility                                       56.0%       62.5%       53.8%

b) SHARE APPRECIATION RIGHTS PLAN

At the beginning of 2001, the Company had a share appreciation rights plan, the financial statement effects of which were determined not to be significant to the consolidated financial statements due to the amount vested. During 2001, this plan was cancelled and replaced by a fixed option plan with a variable component.

As a result, a certain number of outstanding fixed options included in the Company's stock option plan have a variable compensation cost to them. As at December 31, 2001, approximately 2.4 million of the outstanding fixed options total of 9.8 million were granted as a result of the aforementioned cancelled share appreciation rights plan. These fixed options, with a variable component, were granted in two tranches: 1.7 million at a fixed option exercise price of $3.02 per option share and 0.7 million at a fixed option exercise price of $4.00 per option share. Attached to these fixed options is a variable compensation component that enables the holder of such fixed option to receive a cash payment from the Company upon exercise of the fixed option. This cash payment varies with each fixed option holder, and is based on the difference between the lesser of the market price of the Company's common shares on the date the fixed option is exercised or the fixed option exercise price, and a stated compensation price for each respective option holder. Under this structure, the maximum variable compensation cash payment is the respective fixed option exercise price.

Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the year ended December 31, 2003, the Company recorded a compensation expense of $33 thousand related to the outstanding variable component of these options (2002 - $190 thousand; 2001 - $280 thousand recovery). The liability related to the variable component of these options amounts to $2.4 million, which is included in accounts payable as at December 31, 2003 (2002 - $3.2 million).

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------

11.   PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

As at December 31,                                               2003             2002              2001
----------------------------------------------------         --------------    ------------     -------------
Weighted average common shares outstanding - basic                 116,267         113,428           109,881
Effect of stock options                                              5,856           4,572             4,963
                                                             --------------    ------------     -------------
Weighted average common shares outstanding - diluted               122,123         118,000           114,844
                                                             ==============    ============     =============

In calculating diluted earnings per common share for the year ended December 31, 2003, the Company excluded 615,100 options (2002 - 2,193,662; 2001 - 892,500), as the exercise price was greater than the average market price of its common shares in those years.

12.   DEFINED BENEFIT PENSION PLAN

MPP assumed a defined benefit pension plan providing pension benefits to substantially all of its employees. Information about this defined post-retirement benefit plan is as outlined below:

AS AT DECEMBER 31,                                                        2003
---------------------------------------------------------------        ---------

Accrued benefit obligation, beginning of period                         $    --
        Plan acquisition                                                  5,068
        Current service cost                                                111
        Interest cost                                                       173
        Benefits paid                                                       (41)
        Contributions                                                        20
                                                                        -------
Accrued benefit obligation, end of year                                 $ 5,331
                                                                        =======

Fair value of plan assets, beginning of period                          $    --
        Plan acquisition                                                  4,031
        Actual return on plan assets                                        374
        Employer contributions                                              104
        Employee contributions                                               20
        Benefits paid                                                       (41)
                                                                        -------
Fair value of plan assets, end of year                                  $ 4,488
                                                                        =======

Funded status - plan assets less than benefit obligation                $   843
       Unamortized net actuarial gain                                       221
       Unamortized past service cost                                     (1,000)
                                                                        =======
Accrued benefit liability, included in other liabilities                $    64
                                                                        =======


The weighted average assumptions used to determine benefit obligations and periodic expense were as follows:

AS AT DECEMBER 31,                                                    2003
---------------------------------------------------------          ---------

Discount rate                                                         6.3%
Expected long-term rate of return on plan assets                      7.0%
Rate of compensation increase                                         4.0%
Average remaining service period of covered employees               15 YEARS

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
--------------------------------------------------------------------------------
December 31, 2003


12.   DEFINED BENEFIT PENSION PLAN (CONTINUED)

Pension expense, included in MPP operating costs is as follows:

     Current service cost                                        $        111
     Interest on accrued benefit obligation                               173
     Interest on assets                                                 (152)
     Amortization of past service cost                                     37
                                                                  ------------

     Pension expense                                             $        169
                                                                  ============

MPP expects to contribute $368 thousand to the plan in 2004. Contributions by the participants to the pension plan were $224 thousand for the year ended December 31, 2003.

The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The objective of the asset allocation policy is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effects on both contribution requirements and pension expense. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investments, credit rating categories and foreign currency exposure.

The pension plan asset allocation is as follows:

                                      TARGET ALLOCATION %
As at December 31, 2003            NORMAL           RANGE             % OF PLAN ASSETS AT
                               ---------------------------------     --------------------
Domestic equity                      40             25-55                     37
Foreign equity                       20             10-25                     25
Fixed income                         40             25-55                     38
Short term                           --              0-20                     --
                               --------------                        --------------------
Total                               100                                       100
                               --------------                        --------------------

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


13.    INCOME TAXES

a) The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

      Years ended December 31,                                            2003             2002             2001
      ------------------------------------------------------------     ---------        ---------        ---------
      Net earnings before tax                                          $ 142,093        $  38,282        $  78,296
                                                                       ---------        ---------        ---------

      Canadian statutory rate                                               40.6%            42.1%            42.6%
      Expected income taxes                                            $  57,690        $  16,117        $  33,354
      Effect on taxes resulting from:
        Non-deductible crown charges                                      23,922           17,103           18,357
        Resource allowance                                               (16,485)         (14,471)         (22,984)
        Large corporations tax                                             2,497            1,428            1,330
        Statutory tax rate reductions                                    (37,130)          (1,340)          (7,400)
        Non-taxable portion of foreign exchange (gain) loss               (8,202)             334               --
        Other                                                              1,031              799              624
                                                                       ---------        ---------        ---------

      Provision for income taxes                                       $  23,323        $  19,970        $  23,281
                                                                       =========        =========        =========

        Current (1)                                                    $   3,282        $   1,428        $   1,330
        Future                                                            20,041           18,542           21,951
                                                                       ---------        ---------        ---------

                                                                       $  23,323        $  19,970        $  23,281
                                                                       =========        =========        =========

      (1)   Current taxes include the federal tax on large corporations

      During the second quarter of 2003, federal and provincial tax rate reductions were substantively enacted for purposes of accounting principles generally accepted in Canada. The Canadian federal government introduced legislation to reduce the corporate income tax rate on resource income from 28.0% to 21.0% to be phased in over a five year period starting January 1, 2003. The legislation also eliminates the 25.0% resource allowance and provides for the deductibility of crown royalties paid. The Government of Alberta introduced legislation to reduce its corporate income tax rate from 13.0% to 12.5% effective April 1, 2003. The effect of these changes was recognized during the second quarter of 2003 resulting in a future income tax expense recovery of $37.1 million.

a)    The net liability for future income taxes is comprised of:

      As at December 31,                                             2003           2002
      -------------------------------------------------------    ------------     ------------
      Future income tax liabilities
        Property and equipment in excess of tax values           $    169,855     $   181,944
        Timing of partnership items                                    62,975          34,494
        Foreign exchange gain on long-term debt                         7,934              --
      Future income tax assets
        Attributed Canadian royalty income                             (9,667)         (5,175)
        Asset retirement obligations                                   (6,024)         (5,736)
        Non-capital losses carried forward                               (789)         (1,360)
        Foreign exchange loss on long-term debt                            --            (334)
        Other                                                            (477)         (1,462)
                                                                 ------------     -----------
      Net future income tax liability                            $    223,807     $   202,371
                                                                 ============     ===========

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------

14.   FINANCIAL INSTRUMENTS

The Company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. exchange rates. The Company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

a)    COMMODITY PRICE RISK MANAGEMENT

      The Company enters into hedge transactions on crude oil and natural gas. The agreements entered into are forward transactions providing the Company with a range of fixed prices on the commodities sold. Gains and losses with respect to these transactions have been recorded using hedge accounting. Oil and natural gas revenues for the year ended December 31, 2003 include losses of $8.0 million (2002 - $1.2 million gain; 2001 - $3.7 million gain) on these transactions.

      The following table outlines financial agreements in place:

                                         Daily Notional                                          Unrealized
                      Term                   Volume          Price Collars                        Gain/loss
                      ----                   ------          -------------                        ---------
      Natural gas
          Collar      Nov. 03 - Mar. 04    9,524 mcf         $5.51/mcf - $8.93/mcf            $       58
          Collar      Jan. 04 - June 04    9,524 mcf         $5.12/mcf - $6.75/mcf            $     (311)
          Collar      Jan. 04 - Mar. 04    9,524 mcf         $6.18/mcf - $8.14/mcf            $     (109)
          Collar      Apr. 04 - Oct. 04    9,524 mcf         $4.99/mcf - $6.33/mcf            $     (227)

      Crude oil
          Collar      Jan. 04 - Dec. 04    1,500 bbls        U.S.$25.83/bbl -                 $  U.S.(1,093)
                                                             U.S.$29.37/bbl

      The following table outlines the financial agreements that were entered into by the Company, subsequent to December 31, 2003 and are currently outstanding:

                                         Daily Notional
                      Term                   Volume          Price Collars
                      ----                   ------          -------------
      Natural gas
          Collar      Apr. 04 - Oct. 04    9,524 mcf         $5.51/mcf - $7.43/mcf
          Collar      Apr. 04 - Dec. 04    4,762 mcf         $5.25/mcf - $7.46/mcf
          Collar      July 04 - Dec. 04    4,762 mcf         $6.04/mcf - $7.61/mcf

b)    INTEREST RATE RISK MANAGEMENT

      Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate that convert fixed rate U.S. dollar denominated interest obligations to floating rate Canadian dollar denominated interest obligations. Interest paid by the Company on the U.S. $165.0 million principal is based upon a notional amount of CDN $259.0 million times the rate determined to be the aggregate of the 90 day Bankers' Acceptance rate plus 4.85% for each settlement period.

      The terms of the swaps correlate with the terms of the debt agreement and have been accounted for using hedge accounting. At December 31, 2003, there was an unrealized hedge loss, calculated on a mark-to-market basis of $8.9 million (2002 - $15.4 million gain) relating to the interest rate swap.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


14.   FINANCIAL INSTRUMENTS (CONTINUED)

c)    FOREIGN CURRENCY RISK MANAGEMENT

      The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in U.S. dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to U.S. dollars in order to manage the risk. During the year a gain of $2.5 million was realized and included in revenue (2002 - $0.4 million, 2001 - $nil). At December 31, 2003, all swaps expired and the Company has not entered into any new arrangements.

d)    CREDIT RISK MANAGEMENT

      Accounts receivable include amounts receivable for oil and natural gas sales which are generally made to large credit worthy purchasers, and amounts receivable from joint venture partners which are recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

      The Company is exposed to losses in the event of non-performance by counter-parties to financial instruments. The Company deals with major institutions and believes these risks are minimal.

e)    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

      Other than its senior term notes, the fair values of the Company's financial assets and liabilities that are included in the Company's consolidated balance sheet as at December 31, 2003, approximate their carrying value. The estimated fair value of senior term notes is $231.6 million as of December 31, 2003 (2002 - $271.1 million) based upon market information.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


15.   CASH FLOW

Changes in non-cash working capital items increased (decreased) cash as follows:

Years ended December 31,                                  2003                   2002                 2001
--------------------------------------------           ---------              ---------              -------
Accounts receivable and other                          $(16,593)              $  1,312               $   (413)
Accounts payable                                         23,671                 (2,285)                 5,332
Taxes payable                                             1,541                    656                    127
                                                       --------               --------               --------
                                                       $  8,619               $   (317)              $  5,046
                                                       ========               ========               ========


Operating activities
    Accounts receivable and other                      $ (3,675)              $ (6,480)              $(10,704)
    Accounts payable                                      3,488                    981                  3,311
    Taxes payable                                         1,541                    656                    127
                                                       --------               --------               --------
                                                          1,354                 (4,843)                (7,266)
                                                       --------               --------               --------

Financing activities
    Accounts receivable and other                          (467)                    --                     --
    Accounts payable                                       (920)                 3,514                     --
                                                       --------               --------               --------
                                                         (1,387)                 3,514                     --
                                                       --------               --------               --------

Investing activities
    Accounts receivable and other                       (12,451)                 7,792                 10,291
    Accounts payable                                     21,103                 (6,780)                 2,021
                                                       --------               --------               --------
                                                          8,652                  1,012                 12,312
                                                       --------               --------               --------

                                                       $  8,619               $   (317)              $  5,046
                                                       ========               ========               ========


Amounts paid during the year relating to interest expense and capital taxes are as follows:

Years ended December 31,                                  2003                   2002                 2001
--------------------------------------------           ---------              ---------              -------
Interest paid                                          $26,923                $15,042                $13,054
Capital taxes paid                                     $ 1,485                $ 1,084                $   793

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


16.   COMMITMENTS AND CONTINGENT LIABILITIES

a)    COMMITMENTS

      The Company has committed to certain payments under operating leases over the next three years, as follows:

      As at December 31,                2004         2005            2006
                                     --------      --------        -------

      Equipment                      $  1,658      $  3,709        $   479
      Office Rent                       1,452           481             --
                                     --------      --------        -------

                                     $  3,110      $  4,190        $   479
                                     ========      ========        =======

b)    LEGAL PROCEEDINGS

      The Company is involved in various legal claims associated with normal operations. These claims, although unresolved at the current time, are minor in nature and are not expected to have a material impact on the financial position or results of operations of the Company.

17.   SUBSEQUENT EVENT

Subsequent to the year end, the Company made an offer to acquire all the issued and outstanding shares of Redwood Energy, Ltd. ("Redwood"). On April 12, 2004 the Company acquired 87.7% of the outstanding shares and extended the offer to April 26, 2004 to secure the remainder.

The total cash consideration of Redwood is expected to be $17.7 million.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2003
--------------------------------------------------------------------------------


18.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

RECONCILIATION OF CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conforms to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences in those principles, as they apply to the Company's statements of earnings, balance sheets and statements of cash flows, are described below.

Reconciliation of net earnings under Canadian GAAP to U.S. GAAP:

  For the years ended December 31,                           NOTE          2003          2002           2001
  ---------------------------------------------------       -------    ----------   -----------   ------------
                                                                                       (restated
                                                                                         note f)
  Net earnings for year, as reported                                   $  118,880    $   18,312       $  55,015

  Adjustments
     Accretion of asset retirement obligations                 H               --         1,241           1,085
     Depreciation and depletion                                H               --           542             511
     Site restoration provision                                H               --        (1,072)           (678)
     Related income taxes                                      H               --          (225)           (297)
     Accounting for income taxes                               D             (743)       (5,402)         (8,715)
     Other income (expense), net                               F          (14,425)        8,659              --
                                                                        ----------    ----------      ----------

  Net earnings before change in accounting principle
  - U.S. GAAP                                                             103,712        22,055          46,921
  Cumulative effect of change in accounting
  principle, net                                               H           (5,681)           --              --
                                                                        ----------    ----------       ---------

  Net earnings - U.S. GAAP                                             $   98,031    $   22,055    $     46,921
                                                                        ==========    ==========       =========
  Net  earnings  per common  share  before  change in
  accounting principle - U.S. GAAP
        Basic                                                          $     0.89    $     0.19    $       0.43
        Diluted                                                        $     0.85    $     0.19    $       0.41
  Net earnings per common share - U.S. GAAP
        Basic                                                          $     0.84    $     0.19    $       0.43
        Diluted                                                        $     0.80    $     0.19    $       0.41

Comprehensive income under U.S. GAAP:

  For the years ended December 31,                           NOTE          2003          2002            2001
  ----------------------------------------------------      ------     ----------    ----------       ---------

                                                               E
    Net earnings for the year
    -  U.S. GAAP                                                        $  98,031   $    22,055  $       46,921
    Accounting for hedging                                     F              858        (1,741)            123
                                                                        ----------    ----------       ---------

    Comprehensive income                                                $  98,889   $    20,314  $       47,044
                                                                        ==========    ==========       =========

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------


18.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING (CONTINUED)

CONSOLIDATED BALANCE SHEETS

Impact of U.S. GAAP on balance sheets

                                                                                          INCREASE
  As at December 31, 2003                              NOTE          AS REPORTED         (DECREASE)          U.S. GAAP
  ----------------------------------------------     ---------     -------------      -------------        -----------
  Assets
      Property and equipment                                        $     940,057      $         --         $   940,057
      Deferred financing charges                         G                 11,432            (3,423)              8,009

  Liabilities
      Asset retirement obligations                       H          $      17,329      $         --        $     17,329
      Accounting for derivatives                         F                     --            10,895              10,895
      Future income taxes                                F                223,807            (4,246)            219,561
      Senior term notes                                  G                213,246            (3,423)            209,823

  Shareholders' equity
      Capital stock                                      D          $     131,577      $     29,987        $    161,564
      Retained earnings                                                   224,569           (36,636)            187,933


                                                                                          INCREASE
  As at December 31, 2003                              NOTE          AS REPORTED         (DECREASE)          U.S. GAAP
  ----------------------------------------------     --------     -------------      -------------        -----------
                                                                                                          (restated note f)
  Assets
      Property and equipment                                        $     715,001      $     (8,832)        $   706,169
      Accounting for hedging                             F                     --            15,402              15,402
      Deferred financing charges                         G                 13,444            (4,060)              9,384

  Liabilities
      Asset retirement obligations                       H          $      17,335      $    (17,335)        $        --
      Accounting for hedging                             F                     --             3,446               3,446
      Future income taxes                               F,H               202,371             7,860             210,231
      Senior term notes                                  G                260,634            (4,060)            256,574

  Shareholders' equity
      Capital stock                                      D          $     128,079      $     29,244        $    157,323
      Retained earnings                                                   112,039           (16,645)             95,394

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------


18.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING (CONTINUED)

IMPACT OF U.S. GAAP ON STATEMENTS OF CASH FLOW

The application of U.S. GAAP would not change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities, except for the following:

      (i) Unspent flow-through share proceeds which have been received at year-end. During 2003, the Company received $4.2 million in proceeds from the issuance of flow-through shares of which $4.2 million remained unspent as at December 31, 2003 (2002 - $17.6 million, 2001
            - $25.6 million). Accordingly, under U.S. GAAP, these proceeds would be disclosed separately on the balance sheet as restricted cash and would not be treated as cash or cash equivalents for statement of cash flow reporting purposes. The result of this difference would be to disclose a decrease in restricted cash as an investing activity and to reduce cash, end of year by $4.2 million (2002 - $17.6 million, 2001 - $25.6 million);

      (ii) The consolidated statements of cash flow include under investing activities, changes in working capital for items not affecting cash, such as accounts payable and accounts receivable, related to the non-cash elements of property and equipment additions. This disclosure is provided in order to disclose the aggregate costs related to such activities and to identify the non-cash component thereof and to arrive at the cash amounts. This presentation is not permitted under U.S. GAAP; and

      (iii) The consolidated statements of cash flow, for the year ended December 31, 2003 would have disclosed an ending cash balance of $11.4 million after reflecting the adjustment for restricted cash relating to U.S. GAAP treatment of unspent flow-through share proceeds (2002 - $2.9 million, 2001 - $20.4 million). Under U.S. GAAP, the negative, comparative ending cash balances (or bank overdrafts) would be reflected as a financing activity in the consolidated statements of cash flow.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------


18.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING (CONTINUED)

IMPACT OF U.S. GAAP ON NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a)    FULL COST ACCOUNTING

      The full cost method of accounting for crude oil and natural gas operations under Canadian and U.S. GAAP differ in the following respects. Under U.S. GAAP, an impairment test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs and applicable taxes. Under Canadian GAAP, a similar impairment test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize escalated pricing to determine whether impairments exist. If an impairment exists, then the amount of the write down is determined using the fair value of reserves. The Company has completed a impairment test calculation at December 31, 2003 and for all prior years, with no write-downs required under either Canadian or U.S. GAAP.

b)    STOCK-BASED COMPENSATION

      Under Canadian GAAP, compensation costs have been recognized in the consolidated financial statements for stock options granted to employees and directors in 2003. For the effect on periods prior to 2003 of stock-based compensation on the Canadian GAAP financials, which would be the same adjustment under U.S. GAAP, see Note 10.

c)    FUTURE INCOME TAXES

      Under U.S. GAAP enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the reconciliation of net earnings under Canadian GAAP to U.S. GAAP and the balance sheet effects include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

      The net future income tax liability is comprised of:

      As at December 31,                                     December 31,
      -------------------------------------------------------------------------
                                                         2003           2002
                                                      ---------      ----------
      Future income tax liabilities
          Property and equipment                      $ 169,855      $  179,739
          Timing of partnership items                    62,975          34,494
      Future income tax assets
          Attributed Canadian royalty income             (9,667)         (5,175)
          Asset retirement obligations                   (6,024)           (709)
          Non-capital losses carried forward               (789)         (1,360)
          Other                                           3,211           3,242
                                                      ---------       ---------

      Future income taxes                             $ 219,561       $ 210,231
                                                      =========       =========

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------


18.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING (CONTINUED)

d)    FLOW THROUGH SHARES

      U.S. GAAP requires flow-through shares be recorded at their fair value without any adjustment for the renouncement of the tax deductions and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.

      The impact of recording flow-through shares at their fair value for the year ended December 31, 2003, was to increase the future income tax provision by $0.7 million (2002 - $5.4 million; 2001 - $8.7 million) and to increase capital stock by a corresponding amount.

e)    COMPREHENSIVE INCOME

      Statement of Financial Accounting Standards 130, "Comprehensive Income", requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income. Management believes that it has no other comprehensive income other than as described under Note 18(f).

f)    DERIVATIVE INSTRUMENTS AND HEDGING

      The Company uses forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of natural gas, crude oil and the change in interest rates. For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards ("SFAS") 133 effective January 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivative's fair value are recognized in current period earnings unless specific hedge accounting criteria are met.

      At December 31, 2003, the natural gas and crude oil futures contracts are accounted for as cash flow hedges. These contracts are recorded at fair value on the balance sheet as a $2.0 million liability at December 31, 2003 (2002 - $3.4 million). The effective portion of the change in fair value is recorded in comprehensive income, net of tax. The ineffective portion of the change in fair value is recorded in net earnings, net of tax. The effective portion of these commodity contracts is a $0.9 million gain, which is recorded in comprehensive income as at December 31, 2003 (2002 - $1.7 million loss; 2001 - $123 thousand gain). The ineffective portion of these commodity contracts is $nil which is recorded in net earnings as at December 31, 2003 (2002 - $253 thousand loss; 2001 - $nil).

      During 2003, it was determined that the interest rate swap arrangements relating to the Company's senior term notes, Note 7, do not qualify for hedge accounting in accordance with SFAS 133 and should be accounted for on a mark-to-market basis. Accordingly, 2002 comparative amounts have been restated to reflect the appropriate accounting treatment. As a result, the change in the fair value of the interest rate swap arrangements of $15.4 million, previously recorded as an increase to the senior term notes, was charged to income, net of the future income taxes of $6.5 million, with a corresponding increase in net earnings and retained earnings of $8.9 million. Basic earnings per share and diluted earnings per share for the year ended December 31, 2002, increased $0.07 and $0.08 per share respectively, as a result of the restatement.

      At December 31, 2003, the Company recorded a liability of $8.9 million and a $14.4 million loss after future income taxes, with respect to the interest rate swap arrangements on a mark-to-market basis.

================================================================================
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------


18.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING (CONTINUED)

g)    DEFERRED FINANCING CHARGES

      Under U.S. GAAP, discounts on long-term debt are classified as a reduction of long-term debt rather than as deferred financing charges. At December 31, 2003 deferred financing charges and senior term notes were reduced by $3.4 million (2002 - $4.1 million).

h)    ASSET RETIREMENT OBLIGATIONS

      The Company early adopted the Canadian Accounting Standard for asset retirement obligations, as outlined in the CICA handbook, section 3110. This standard is equivalent to U.S. SFAS 143, "Accounting for Asset Retirement Obligations", which was effective for fiscal periods beginning on or after January 1, 2003. Early adopting the Canadian standard eliminated a U.S. GAAP reconciling item in respect to accounting for the obligations. However, a difference is created in how the transition amounts are disclosed. U.S. GAAP requires the cumulative impact of a change in an accounting principle be presented in the current year consolidated statement of earnings and prior periods not be restated. Consequently, prior year comparative periods, under U.S. GAAP, have been revised to eliminate the prior period restatement made under Canadian GAAP.

i)    RECEIVABLE AND PAYABLE AMOUNTS

      As at December 31,                                                            2003            2002
      ---------------------------------------------------------------------     ----------      ------------
      (in thousands of Canadian dollars)

      Accounts receivable and other includes the following:
          Revenue receivable                                                    $   63,687      $    58,518
          Joint interest receivable                                                 21,685           11,196
          Other receivables                                                         11,911           10,975
                                                                                ----------      -----------
                                                                                $   97,283      $    80,689
                                                                                ==========      ===========

      As at December 31,                                                            2003            2002
      ---------------------------------------------------------------------     ----------      ------------
      (in thousands of Canadian dollars)

      Accounts payable and accrued liabilities includes the following:
          Trade payables                                                        $   67,753      $    45,387
          Royalties payable                                                         10,920            8,209
          Other payables                                                             7,057            8,463
                                                                                 ----------      -----------

                                                                                $   85,730      $    62,059
                                                                                 ==========      ===========

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COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------


18.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING (CONTINUED)

j)    RECENT ACCOUNTING PRONOUNCEMENTS

      During 2003, the following new standard was issued:

      Accounting for certain financial instruments

      In May 2003, the FASB issued Statement of Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" which changes the accounting for mandatorily redeemable shares, put options, forward purchase contracts and obligations that can be settled with shares effective for financial instruments entered into or modified after May 31, 2003. As the Company does not have any of these types of instruments outstanding, the adoption of this statement did not have any impact upon the Company's consolidated financial statements.